EXHIBIT 23

Consent of KPMG LLP

The Board of Directors
Fresh Brands, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-4 (No. 333-56222), Form S-8 (No. 333-83960) and Form S-3 (No. 333-84230) of Fresh Brands, Inc. (the Company) of our reports dated February 26, 2004, except as to paragraphs 4 and 5 of note 4, which are as of March 18, 2004, with respect to the consolidated balance sheets of the Company as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, shareholders’ investment, and cash flows for each of the years in the three-year period ended January 3, 2004 and the related financial statement schedule, which reports appear in the January 3, 2004 annual report on Form 10-K of the Company.

Our reports refer to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets effective December 30, 2001.

Milwaukee, Wisconsin
March 18, 2004